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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             METROGOLF INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                         FAMILY GOLF ACQUISITION, INC.
                           FAMILY GOLF CENTERS, INC.
                                   (Bidders)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                    59167410
                     (CUSIP Number of Class of Securities)
                            PAMELA S. CHARLES, ESQ.
                         FAMILY GOLF ACQUISITION, INC.
                         C/O FAMILY GOLF CENTERS, INC.
                              225 BROADHOLLOW ROAD
                            MELVILLE, NEW YORK 11747
                            TELEPHONE: 516-694-1666

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                         ------------------------------

                                   COPIES TO:
                             KENNETH R. KOCH, ESQ.
                  SQUADRON, ELLENOFF, PLESENT & SHEINFELD, LLP
                                551 FIFTH AVENUE
                            NEW YORK, NEW YORK 10176
                           TELEPHONE: (212) 661-6500
                            ------------------------

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
                $6,651,910.50                                    $1,929.05

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 4,434,607 shares of common stock, no par value per share, at a price per Share of $1.50 in cash. Such number of Shares represents all of the Shares outstanding as of December 23, 1997.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

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                                  Page 1 of 8
                         Exhibit Index Begins on Page 8

1)         Names of Reporting Persons,
           I.R.S. Identification Nos. of Above Persons (entities only)
           Family Golf Acquisition, Inc.                          Employer Tax Id:
           Applied for
2)         Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) / /
           (b) /X/
3)         SEC Use Only

4)         Sources of Funds (See Instructions)
           AF
5)         Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(e) or 2(f)

6)         Citizenship or Place of Organization
           Colorado

7)         Aggregate Amount Beneficially Owned by Each Reporting Person
           1,910,622 (represents shares underlying a convertible note and a warrant, and shares owned by a stockholder who has given the reporting person a proxy and an option with respect to his shares and shares underlying options he owns.)
8)         Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See
           Instructions)

9)         Percent of Class Represented by Amount in Row (7)
           33.8%

10)        Type of Reporting Person (See Instructions)
           CO

1)         Names of Reporting Persons,
           I.R.S. Identification Nos. of Above Persons (entities only)
           Family Golf Centers, Inc.                              Employer Tax Id:
           11-3223246
2)         Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) / /
           (b) /X/
3)         SEC Use Only

4)         Sources of Funds (See Instructions)
           WC
5)         Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(e) or 2(f)

6)         Citizenship or Place of Organization
           Delaware

7)         Aggregate Amount Beneficially Owned by Each Reporting Person
           1,910,622 (represents shares underlying a convertible note and a warrant, and shares owned by a stockholder who has given Family Golf Acquisition, Inc. a proxy and an option with respect to his shares and shares underlying options he owns.)
8)         Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See
           Instructions)

9)         Percent of Class Represented by Amount in Row (7)
           33.8%

10)        Type of Reporting Person (See Instructions)
           CO

                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 relates to the offer by Family Golf Acquisition, Inc., a Colorado corporation ("Purchaser"), to purchase all outstanding shares of common stock, no par value per share (collectively, the "Shares"), of MetroGolf Incorporated, a Colorado corporation, at $1.50 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated December 30, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a) (1) and (a) (2), respectively (which, as amended or supplemented from time to time, together constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY

    (a) The name of the subject company is MetroGolf Incorporated, a Colorado corporation (the "Company"). The address of the Company's principal executive offices is 1999 Broadway, Suite 2435, Denver, Colorado 80202.

    (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 --"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

    (a)-(d), (g) This Statement is filed by Purchaser and Family Golf Centers, Inc., a Delaware corporation ("Parent"). The information set forth in the Introduction, in Section 8 --"Certain Information Concerning Purchaser and Parent" and in Schedules I and II to the Offer to Purchase is incorporated herein by reference.

    (e)-(f) During the last five years, neither Parent nor Purchaser nor, to their knowledge, any of the persons listed in Schedules I and II to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (a)-(b) The information set forth in Section 10 --"Background of the Offer, Contacts with the Company" and in Section 11 --"The Offer and Merger; Merger Agreement and Related Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a) The information set forth in Section 9 --"Sources and Amounts of Funds" of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

    (a)-(g) The information set forth in the Introduction, in Section 11 --"The Offer and Merger; Merger Agreement and Related Agreements," in Section 12 -- "Purpose of the Offer and Merger; Plans for the Company" and in Section 13 --"Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a)-(b) The information set forth in the Introduction, in Section 8 --"Certain Information Concerning Purchaser and Parent," and in Section 11 --"The Offer and Merger; Merger Agreement and Related Agreements" of the Offer to Purchase is incorporated herein by reference. There have been no other transactions in the past 60 days in Shares by Parent, Purchaser or, to their knowledge, any of the persons listed in Schedules I and II of the Offer to Purchase.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

    The information set forth in the Introduction, in Section 8 --"Certain Information Concerning Purchaser and Parent," in Section 10 --"Background of the Offer, Contacts with the Company," in Section 11 --"The Offer and Merger; Merger Agreement and Related Agreements," and in Section 14 -- "Extension of Tender Period; Amendment; Termination" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information set forth in the Introduction and in Section 17 --"Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    The information set forth in Section 8 --"Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

    (a) The information set forth in the Introduction, in Section 10 --"Background of the Offer; Contacts with the Company," in Section 11 --"The Offer and Merger; Merger Agreement and Related Agreements" and in Section 12 --"Purpose of the Offer and Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) The information set forth in Section 16 --"Certain Legal Matters; Regulatory Approvals" and in Section 18 --"Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 13 --"Effect of the Offer on the Market for the Shares; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

    (e) There are no material pending legal proceedings relating to the tender offer.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a) (l) and (a)
(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

(a) (1)    Offer to Purchase, dated December 31, 1997.
(a) (2)    Letter of Transmittal.
(a) (3)    Notice of Guaranteed Delivery.
(a) (4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.
(a) (5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
(a) (6)    Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.
(a) (7)    Text of press release issued by the Company dated December 24, 1997.
(a) (8)    Text of press release issued by Parent, dated December 31, 1997.
(b)        Not applicable.
(c) (1)    Agreement and Plan of Merger dated as of December 23, 1997 by and among
           Parent, Purchaser and the Company.
(c) (2)    Stockholders Agreement dated as of December 23, 1997 among Charles D.
           Tourtellotte, Parent and Purchaser.
(c) (3)    Option Agreement dated December 23, 1997 among the Company, Parent and
           Purchaser.
(c) (4)    Consolidated Secured Convertible Promissory Note dated as of December 23, 1997 by the Company in the amount of $500,000.
(c) (5)    First Amended Pledge and Security Agreement dated as of December 23, 1997, by the Company and Parent.
(c) (6)    Share Purchase Warrant to purchase 500,000 Shares.
(c) (7)    Letter, dated December 23, 1997, between Parent and Charles D. Tourtellotte, regarding certain personal guarantees by him.
(c) (8)    Form of letters, from Parent agreeing to retain certain employees of the
           Company.
(c) (9)    Letter, dated December 23, 1997, between Parent and Charles D. Tourtellotte, regarding certain of his options to acquire Shares.
(c) (10)   Letter, dated December 23, 1997, between Parent and J.D. Finley, regarding certain of his options to acquire Shares.
(c) (11)   Form of Agreement between Parent and certain employees of the Company regarding certain options to acquire Shares.
(c) (12)   Amendment Agreement, dated as of December 23, 1997, by and among Parent,
           Purchaser and the Company.
(d)        Not applicable.
(e)        Not applicable.
(f)        Not applicable.

                                   SIGNATURES

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 1997

FAMILY GOLF ACQUISITION, INC.

By:        /s/ ROBERT J. KRAUSE
           ---------------------------------------
           Name: Robert J. Krause
           Title: Chief Executive Officer

FAMILY GOLF CENTERS, INC.

By:        /s/ ROBERT J. KRAUSE
           ---------------------------------------
           Name: Robert J. Krause
           Title: Senior Vice President

                                 EXHIBIT INDEX

EXHIBIT                                                  DESCRIPTION
----------  ------------------------------------------------------------------------------------------------------
(a) (1)     Offer to Purchase, dated December 31, 1997.
(a) (2)     Letter of Transmittal.
(a) (3)     Notice of Guaranteed Delivery.
(a) (4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a) (5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a) (6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a) (7)     Text of press release issued by the Company dated December 24, 1997.
(a) (8)     Text of press release issued by Parent, dated December 31, 1997.
(b)         Not applicable.
(c) (1)     Agreement and Plan of Merger dated as of December 23, 1997 by and among Parent, Purchaser and the
            Company.
(c) (2)     Stockholders Agreement dated as of December 23, 1997 among Charles D. Tourtellotte, Parent and
            Purchaser.
(c) (3)     Option Agreement dated December 23, 1997 among the Company, Parent and Purchaser.
(c) (4)     Consolidated Secured Convertible Promissory Note dated as of December 23, 1997 by the Company in the amount of $500,000.
(c) (5)     First Amended Pledge and Security Agreement dated as of December 23, 1997, by the Company and Parent.
(c) (6)     Share Purchase Warrant to purchase 500,000 Shares.
(c) (7)     Letter, dated December 23, 1997, between Parent and Charles D. Tourtellotte, regarding certain personal guarantees by him.
(c) (8)     Form of letters, from Parent agreeing to retain certain employees of the Company.
(c) (9)     Letter, dated December 23, 1997, between Parent and Charles D. Tourtellotte, regarding certain of his options to acquire Shares.
(c) (10)    Letter, dated December 23, 1997, between Parent and J.D. Finley, regarding certain of his options to acquire Shares.
(c) (11)    Form of Agreement between Parent and certain employees of the Company regarding certain options to acquire Shares.
(c) (12)    Amendment Agreement, dated as of December 23, 1997, by and among Parent, Purchaser and the Company.
(d)         Not applicable.
(e)         Not applicable.
(f)         Not applicable.